Craig D. Miller Manatt, Phelps & Phillips, LLP Direct Dial: (650) 812-1386 E-mail: cmiller@Manatt.com

December 15, 2006	34172-038

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Daniel Lee

Re:                             Re: Focus Enhancements, Inc. Registration Statement on Form S-3 filed on December 8, 2006;
File No. 333-139224

Dear Mr. Lee :

On behalf of Focus Enhancements, Inc. (the “Company”), set forth below is our response to the comment letter, dated December 13, 2006, in response to the Form S-3 Registration Statement filed by the Company on December 8, 2006.

Exhibit 5.1

1.             We note that counsel has limited their legal opinion to, among other things, Delaware General Corporation Law.  Please confirm to us in writing that such reference to the Delaware General Corporation Law includes the statutory provisions and also applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws.  Please see Section VII.A.14 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance.

We hereby confirm that the reference to the Delaware General Corporation Law in our opinion, dated December 8, 2006, includes statutory provisions and also applicable provisions of the Delaware constitution and reported judicial decisions interpreting these laws.

1001 Page Mill Road, Building 2, Palo Alto, California  94304-1006   Telephone:  650.812.1300  Fax:  650.213.0260

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We hope this letter is responsive to your request.  Do not hesitate to call upon us should you need any additional information.

Sincerely yours,
/s/ Craig D. Miller
Craig D. Miller
Manatt, Phelps & Phillips, LLP

cc:                                 Gary L. Williams
Jerrold F. Petruzzelli, Esq.